February 22, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Withdrawal of Acceleration Request of Mangoceuticals, Inc.
Registration Statement on Form S-1
File No. 333-269240

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 10, 2023, in which we, as representative of the several underwriters of Mangoceuticals, Inc.’s proposed public offering, joined Mangoceuticals, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m. Eastern time on Tuesday, February 14, 2023, or as soon thereafter as practicable. Mangoceuticals, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO

As representative of the underwriters